Matters Submitted to a Vote of Security Holders

On March 16, 2007, there was a Special Meeting of Shareholders of Sentinel Capital Opportunity Fund, at which the matter presented for a shareholder vote was the proposal to approve the Plan of Reorganization under which the Fund would merge into Sentinel Capital Growth Fund. The proposal passed, with the following votes:

For               2,338,364
Against              47,722
Abstain              77,917